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                         [MASADA SECURITY LETTERHEAD]


                               January 13, 1997


VIA EDGAR

U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549
Attn: Office of Document Control, Stop 1-4

     RE:  APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1
          OF COMMON STOCK OF MASADA SECURITY HOLDINGS, INC., FILE NO. 333-13505

Dear Sir or Madam:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, I am writing to hereby officially make application to withdraw the Registration Statement on Form S-1 of Masada Security Holdings, Inc. ("Masada") initially filed with the Commission on October 4, 1996 ("Registration Statement") to register 2,400,000 shares of the common stock of Masada. Masada is requesting the withdrawal due to financial market conditions. Masada has not sold any of the shares covered by the Registration Statement.

   Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as available. We understand that the filing fee for the Registration Statement is nonrefundable. If you have any questions, please do not hesitate to contact me at (205) 323-7233 or Masada's legal counsel, David D. Dowd, III of Burr & Forman LLP, at (205) 458-5293.

                                     Very truly yours,



                                     /s/ David P. Tomick
                                     -------------------
                                     David P. Tomick
                                     Chief Financial Officer


DPT/wkh
Enclosures
cc: Roland St. Paul, Esq. (via facsimile 202-942-9533)